RADIAL ENERGY, INC.
                          1200 Smith Street, Suite 1600
                              Houston, Texas 77002



March 7, 2007



VIA EDGAR


United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549


Re:      Radial Energy Inc.
         Registration Statement on Form SB-2
         Filed on November 1, 2006
         Amended on February 21, 2007
         File No. 333-138351


Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") granting the withdraw by Radial Energy Inc. (the "Registrant") of the subject Registration Statement on Form SB-2 filed by the Registrant on November 1, 2006 and amended on February 21, 2007 (File No. 333-138351). The Registrant is requesting withdrawal for various business and market reasons and, as such, the registration statement should not be made effective at this time.

The Registration Statement covered the resale of certain shares of the Registrant's Common Stock by the selling security holders named therein. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission grants the application for withdrawal.

The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact our outside legal counsel Raymond A. Lee, Esq. at
(714) 708-6510.


Very truly yours,



/s/ G. LEIGH LYONS
___________________________
    G. Leigh Lyons
    Chief Executive Officer